Mail Stop 4561

April 29, 2010

Petra Jaeger, President and CEO
ePhoto Image, Inc.
c/o Nevada Agency and Trust Company
50 West Liberty St., Suite 880
Reno, NV 89501

      Re: ePhoto Image, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed April 15, 2010
              File No. 333-165074

Dear Petra Jaeger:

      We have reviewed your amended registration statement and response letter, and have the following comments. Please note that references to prior comments refer to our comment letter dated March 24, 2010.

Risk Factors, page 7

Risks Associated with Our Financial Condition

"Because our auditor has issued a going concern opinion…," page 7

1.   Please expand this risk factor to provide quantitative disclosure of your estimated expenditures for the next twelve months and to discuss how such expenditures may impact your capital deficiency. We note in this regard the disclosure in your liquidity and capital resources section with respect to the amounts you expect to spend over the next twelve months to implement your business plan and to pay accounting, legal and administrative expenses.

Description of Business, page 26

2.   We note that you have revised your filing in response to prior comment 4 to discuss certain actions the company has taken to date and other actions it will need to take in order for the company to begin generating revenues. You state that you "plan to solicit photographic originals from photographers" to create an online inventory of stock images, and you indicate that customers will be able to browse the online inventory freely but will be required to pay the contributing photographer a fee in order to download usable images. Please expand this disclosure to explain more specifically, if known, how you plan to solicit photographic originals from photographers, and how you

plan to attract customers to your website. In addition, as requested in prior comment six, please ensure that these and other claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished, and discuss the events or circumstances that may prevent their accomplishment.

Competition, page 19

3.   We refer to prior comment 5 and note the statement in the last paragraph on page 29 that you believe that the company's success depends upon its ability to "remain competitive in [y]our product areas." This statement appears to suggest that the company is currently competitive, which is inconsistent with your disclosures elsewhere that the company does not yet have an operational website and its business is not yet offering any services or products. Please revise this and any similar statements in the filing to reflect clearly the current status of your business and its competitive position.

Employees, page 30

4.   You state that, "We have no other employees other than our officers and directors." Please revise this and any other references in the filing to your "officers" or "directors" to clarify, if accurate, that one individual serves as the sole officer and director of the company. In addition, please revise this section to disclose clearly the number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K. If your only employee is your sole officer and director Petra Jaeger, please state this clearly and indicate whether this individual works for the company on a full-time or part-time basis. In this regard, we note your risk factor disclosure on page 13 that Petra Jaeger devotes 10 to 15 hours a week to the company's business affairs.

Executive Compensation, page 35

General

5.   We note that the end of your fiscal year is April 30. If you intend to seek effectiveness of your registration statement on Form S-1 after April 30, 2010, please update your executive compensation disclosure to reflect your fiscal year 2010, as this will be your most recently-completed fiscal year. See Item 402(m)-(r) and our Regulation S-K Compliance and Disclosure Interpretation 117.05.

Exhibit 5.1, Opinion of David Jennings, Esq.

6.   We note that the legal opinion on file for your registration statement is dated February 22, 2010. The legal opinion required by Item 601(b)(5) of Regulation S-K should speak as of a date as close as possible to the date of effectiveness. Accordingly, please have counsel file an updated opinion with your amended registration statement.

***

Please contact me at (202) 551-3483 with any questions. If you require further assistance you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: David S. Jennings, Esq.
        Via facsimile at (800) 731-6120

        Lisa Shults
        Nevada Agency and Trust Company
        Via facsimile at (775) 322-5623